Exhibit 99.1

Pan American Silver Announces Release Date For Q3 2008 Results

Vancouver, British Columbia – October 23, 2008 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that its unaudited production and financial results for the third quarter of 2008 will be released on Thursday, November 13, 2008 before the market opens.  A conference call and live audio webcast to discuss the results will follow at 11:30 am ET (8:30 am PT) the same day.

The full results will be posted on the Company’s website at www.panamericansilver.com  after their release.

Q3 2008 Results Conference Call and Webcast Information

Date:                      Thursday, November 13, 2008
Time:                     11:30 am Eastern Time – 8:30 am Pacific Time

Dial-In Numbers	1-800-762-8795
North America toll-free:	1-480-629-9041
International toll:

Audio Webcast
A live audio webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=136452

Playback
North America toll-free:	1-800-406-7325
International toll:	1-303-590-3030
Replay Pin Number:	3931521
Playback available for one week following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru and Bolivia.  An eighth mine in Argentina is scheduled to commence operations in 2008.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6 Tel 604-684-1175 Fax 604-684-0147